Filed by Meadowbrook Insurance Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ProCentury Corporation
Commission File No. 000-50641
Date: June 2, 2008
June 2, 2008
Re: Cash/Stock Election Form
Dear ProCentury Shareholder:
     As you know, ProCentury Corporation (“ProCentury”) entered into an Agreement and Plan of Merger dated February 20, 2008 with Meadowbrook Insurance Group, Inc. (“Meadowbrook”) and MBKPC Corp. (“MBKPC Corp.”), a wholly owned subsidiary of Meadowbrook (as amended, the “Merger Agreement”). Subject to the approval of the shareholders of both ProCentury and Meadowbrook and certain other conditions specified in the Merger Agreement, at the effective time of the merger, ProCentury will be merged with and into MBKPC Corp. and ProCentury shareholders will be entitled to receive either cash or Meadowbrook common stock in exchange for their ProCentury common shares. A detailed explanation of the proposed merger is included in the joint proxy statement-prospectus (the “Proxy Statement”), which was mailed to you in a separate mailing. You should carefully read the Proxy Statement in its entirety, as it contains important information about the merger. You will have the opportunity to vote on the merger at the special meeting of ProCentury shareholders scheduled to be held on July 14, 2008, at 10:00 a.m., local time, at ProCentury’s headquarters at 465 Cleveland Avenue, Westerville, Ohio 43802.
     Subject to the proration provisions of the Merger Agreement (which may result in adjustments to your election), you have the opportunity to elect the form of consideration you would like to receive in the merger for each ProCentury common share that you own. All of the documents necessary to complete your election are included in this package. Please review the following documents carefully:
     1. An Election Form, which enables you to make your election; and
     2. A Return Envelope for mailing items to LaSalle Bank National Association (the “Exchange Agent”).
     We request you complete and forward the Election Form to the Exchange Agent, before 5:00 p.m., Eastern Daylight Savings Time, on the business day prior to the effective date of the merger (the “Election Deadline”), which date could be as early as July 24, 2008. Meadowbrook will make a public announcement of the Election Deadline no later than 9:00 a.m., Eastern Daylight Savings Time, on the third business day prior to the effective date of the merger. Because elections are subject to proration, there can be no assurances that you will receive the type or proportion of consideration you elect for all of your ProCentury common shares. If you do not return the Election Form, the Exchange Agent will determine, in its sole discretion, whether you receive stock, cash or a combination thereof for your ProCentury common shares based on the required percentages of the merger consideration that must be paid in cash and stock.
     You should retain your ProCentury stock certificates at this time. Instructions regarding surrender of your stock certificates will be explained in a Letter of Transmittal that will be sent to you by the Exchange Agent upon closing of the merger.
     If you have questions regarding exchanging your ProCentury common shares, please contact the Information Agent, The Altman Group at (800) 499-6377.
Sincerely,
ProCentury Corporation

2

ELECTION FORM
FOR EXCHANGE OF
ProCentury Corporation Common Shares
FOR
Shares of Meadowbrook Insurance Group, Inc. Common Stock
and/or Cash Proceeds
* Please Read All Instructions Carefully *

Name(s) and Address(es) of Registered Holder(s)	Stock Certificate	Number of Shares Represented
(Please fill in if already filled in, correct any errors)	Number(s)	by Stock Certificates

Total Shares:

THE INSTRUCTIONS ACCOMPANYING THIS ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS ELECTION FORM IS COMPLETED.
PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS ELECTION FORM TO THE EXCHANGE AGENT:

By Overnight Delivery:	By Mail:
LaSalle Bank National Association 480 Washington Blvd. Jersey City, New Jersey 07310	LaSalle Bank National Association P.O. 3344 South Hackensack, New Jersey 07606

THE ELECTION DEADLINE IS 5:00 P.M., EASTERN DAYLIGHT SAVINGS TIME, ON THE BUSINESS DAY PRIOR TO THE EFFECTIVE DATE OF THE MERGER, WHICH DATE COULD BE AS EARLY AS JULY 24, 2008. THIS ELECTION FORM MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT NO LATER THAN THIS TIME.
MEADOWBROOK WILL MAKE A PUBLIC ANNOUNCEMENT OF THE EXCHANGE RATIO AND THE ELECTION DEADLINE NO LATER THAN 9:00 A.M., EASTERN DAYLIGHT SAVINGS TIME, ON THE THIRD BUSINESS DAY PRIOR TO THE EFFECTIVE DATE OF THE MERGER.
KEEP YOUR PROCENTURY STOCK CERTIFICATE(S) IN YOUR POSSESSION UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WHICH WILL OUTLINE THE PROCEDURE FOR SURRENDER OF YOUR PROCENTURY STOCK CERTIFICATE(S).
IF YOU HAVE ANY QUESTIONS, YOU MAY CALL THE INFORMATION AGENT, THE ALTMAN GROUP, AT (800) 499-6377.

     Pursuant to the Agreement and Plan of Merger, dated as of February 20, 2008 ( as amended, the “Merger Agreement”), by and among Meadowbrook Insurance Group, Inc. (“Meadowbrook”), ProCentury Corporation (“ProCentury”) and MBKPC Corp., a wholly owned subsidiary of Meadowbrook (“MBKPC Corp.”), you may elect the form of consideration that you would like to receive for your ProCentury common shares upon completion of the merger of ProCentury into MBKPC Corp. Subject to the proration provisions of the Merger Agreement (which may result in adjustments to your election) you have the opportunity to elect to receive, for each ProCentury common share that you own:
•	cash with respect to all of your ProCentury common shares (the “cash consideration”);

•	shares of Meadowbrook common stock with respect to all of your ProCentury common shares (with cash paid in lieu of any fractional shares) (the “stock consideration”); or

•	cash with respect to some of your ProCentury common shares and shares of Meadowbrook common stock with respect to your remaining ProCentury common shares.
     Alternatively, you may indicate that you make no election with respect to your ProCentury common shares (“no-election shares”). Subject to the proration provisions of the Merger Agreement, if you elect to receive the cash consideration, the per share value of the merger consideration you receive will be equal to $20.00. Subject to the proration provisions of the Merger Agreement, if you elect to receive the stock consideration, you will receive between 1.9048 and 2.5000 shares of Meadowbrook common stock for each ProCentury common share. The exact exchange ratio will be determined by dividing $20.00 by the Average Closing Date Meadowbrook Share Price (as defined on page 67 of the Proxy Statement), but if the Average Closing Date Meadowbrook Share Price is $8.00 or less the exchange ratio will be 2.5000, or more than $10.50, the exchange ratio will be 1.9048.
     A chart showing the stock consideration at various hypothetical average closing prices of Meadowbrook common stock is provided on page 67 of the joint proxy statement-prospectus (the “Proxy Statement”). The merger consideration formula is described in more detail in the Proxy Statement beginning on page 66 under “THE MERGER AGREEMENT — Merger Consideration.”
     If, after taking into account all valid elections, more than 45% of the total consideration paid to holders of outstanding ProCentury common shares would be cash, including dissenters’ shares, then all ProCentury shareholders who did not make an election will be entitled to receive only shares of Meadowbrook common stock and any ProCentury shareholders who elected to receive any portion of the merger consideration in cash will be subject to a proration process that will result in the holder receiving additional shares of Meadowbrook common stock in lieu of some cash. This proration will result in a final prorated number of shares of Meadowbrook common stock being issued for 55% of the total consideration paid to holders of outstanding ProCentury common shares.
     Similarly, if, after taking into account all valid elections, more than 55% of the total consideration paid to holders of outstanding ProCentury common shares would be Meadowbrook common stock, then all ProCentury shareholders who did not make an election will be entitled to receive only cash, and any ProCentury shareholders who elected to receive any portion of the merger consideration in Meadowbrook common stock will, if necessary, be subject to a proration process that will result in the holder receiving more cash in lieu of some Meadowbrook common stock. This proration will result in a final prorated amount of cash being paid for 45% of the total consideration paid to holders of outstanding ProCentury common shares.

     As a result of the proration and allocation procedures and other limitations described in the Proxy Statement and the Merger Agreement, you might receive Meadowbrook common stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other ProCentury shareholders. For a description of the proration provisions of the Merger Agreement, see “THE MERGER AGREEMENT—Merger Consideration—Election Procedures” beginning on page 66 of the Proxy Statement.
     If you (i) do not submit a properly completed Election Form by the Election Deadline or (ii) revoke an Election Form prior to the Election Deadline and do not resubmit a properly completed Election Form prior to the Election Deadline, then the ProCentury common shares held by you (unless the shares are then dissenting shares) will be designated as no-election shares.
     If the merger is not consummated for any reason, your Election Form will have no effect and you will continue to hold ProCentury common shares.
     The tax consequences of the merger to you will depend on whether you receive cash, Meadowbrook common stock or a combination of both for your ProCentury common shares. You should consult your personal tax advisor prior to making your election.
     No fractional shares will be issued and in lieu of any fractional share of Meadowbrook common stock you shall be entitled to receive an amount in cash (without interest) determined by multiplying the fractional share interest to which you would otherwise be entitled by the Average Closing Date Meadowbrook Share Price (as described on page 67 of the Proxy Statement) rounded to the nearest whole cent or if there is no nearest whole cent, to the next higher whole cent.
     Meadowbrook and ProCentury have filed the Proxy Statement and other relevant documents with the Securities and Exchange Commission (“SEC”). Shareholders are urged to read the Proxy Statement regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information. Investors will be able to obtain a free copy of the Proxy Statement, as well as other filings containing information about Meadowbrook and ProCentury, at the SEC’s website (http://www.sec.gov). Investors will also be able to obtain these documents, free of charge, by accessing Meadowbrook’s website (http://www.meadowbrook.com), or by accessing ProCentury’s website (http://www.procentury.com).
     Meadowbrook and ProCentury and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Meadowbrook and/or ProCentury in connection with the proposed merger. Information about the directors and executive officers of Meadowbrook is set forth in the proxy statement for Meadowbrook’s 2008 annual meeting of shareholders, as filed with the SEC on March 26, 2008. Information about the directors and executive officers of ProCentury is set forth in ProCentury’s annual report on Form 10-K, as filed with the SEC on March 17, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement regarding the proposed merger. Investors may obtain free copies of these documents as described above.

     Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s ProCentury common shares:
CHECK ONE BOX ONLY TO INDICATE YOUR ELECTION

☐	(1)	Cash Election — All ProCentury common shares I own converted into the cash consideration;
		or
☐	(2)	Stock Election — All ProCentury common shares I own converted into the stock consideration;
		or
☐	(3)	Mixed Election — a combination of stock and cash as follows:

		______________________________ ProCentury common shares that I own converted into the cash consideration with the remaining ProCentury common shares I own converted into the stock consideration.
		or
☐	(4)	Non-Election — Your ProCentury common shares will be deemed non-election shares if:

		a. You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive; or
		b. No choice is indicated above under (1), (2) or (3); or
		c. More than one choice is indicated above under (1), (2) and (3); or
		d. You fail to follow the instructions on this Election Form or otherwise fail properly to make an election; or
		e. A completed Election Form is not actually received by the Exchange Agent by the Election Deadline.
     If your ProCentury common shares are deemed non-election shares, you will receive the stock consideration and/or the cash consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.
     The following must be signed by all registered holder(s) exactly as their name(s) appears on existing stock certificate(s). If stock is owned by more than one person, all owners must sign. If signing as attorney, administrator, executor, guardian or trustee, please indicate such capacity. An Election Form from a corporation must be signed by an authorized officer along with documentary evidence of such authority, such as a corporate resolution.
     The undersigned represents that the undersigned has full authority to make the foregoing election and to surrender without restriction the ProCentury common shares identified above for exchange for the merger consideration upon consummation of the merger.
YOU MUST SIGN HERE

Signature(s) of Registered Shareholder(s)	Capacity (full title):

Signature(s) of Registered Shareholder(s), if jointly held

Name(s) (printed):	Address:

Date:	Daytime Phone Number: ( )

INSTRUCTIONS
FOR THE
ELECTION FORM
     1. Delivery of Election Form. This Election Form, duly completed and signed, must be received by LaSalle Bank, the Exchange Agent, no later than 5:00 P.M., Eastern Daylight Savings Time on the business day prior to the effective date of the merger. Meadowbrook will make a public announcement of the Exchange Ratio and the Election Deadline no later than 9:00 a.m., Eastern Daylight Savings Time, on the third business day prior to the effective date of the merger.
     2. Inadequate Space. If the space provided herein is inadequate, the stock certificate number(s), the name and address of the registered holder(s) and number of ProCentury common shares represented by each stock certificate should be listed on a separate signed schedule attached hereto.
     3. Signatures on Election Form; Stock Powers. If any stock certificate is owned of record by two or more joint owners, all such owners must sign the Election Form. If a shareholder’s shares are registered in different names on different stock certificates, it will be necessary to complete, sign as many separate Election Forms or facsimile copies as there are different registrations of stock certificates.
     If this Election Form is signed by the registered owner(s) of the stock certificate(s) no separate stock powers are required. If this Election Form is signed by a person other than the registered owner of the stock certificate(s) to be surrendered with respect to the election made in the Election Form, the stock certificate(s) when surrendered must be endorsed or accompanied by appropriate stock powers, in either case signed by the registered owner or owners exactly as the name or names appear on the stock certificate(s), unless signed by a person acting in a fiduciary or representative capacity as provided below. If this Election Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence, satisfactory to the Exchange Agent, of their authority so to act must be submitted.
     For a correction of name or for a change of name which does not involve a change in ownership, proceed as follows. For a change in name by marriage, etc., the Election Form should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones.” For a correction in name, the Election Form should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J. E. Brown.”

QUESTIONS AND ANSWERS ABOUT THE ELECTION
     1. What are the proration procedures governing my receipt of Meadowbrook common stock and/or cash consideration in exchange for my ProCentury common shares?
          As described in the Merger Agreement, all elections by ProCentury shareholders to receive either all-cash consideration, all-stock consideration or a combination of stock and cash consideration are subject to potential proration, which is intended to insure that the cash consideration paid to ProCentury shareholders does not exceed an aggregate amount equal to 45% of the total value of cash and shares of Meadowbrook common stock issuable to holders of ProCentury common shares.
     2. I have this Election Form — What do I do with it?
          A) Fill in all your ProCentury common stock certificate numbers and the number of shares represented by each certificate, or if such information is pre-printed on the Election Form confirm that it is correct.
          B) Complete the Election Form by selecting the appropriate box.
          C) Sign the Election Form where it says “YOU MUST SIGN HERE” and complete the name and address information requested. If you are not an entity, you can leave the “capacity (full title)” line blank.
          D) Send your completed and signed Election Form to LaSalle Bank National Association the Exchange Agent, in the envelope provided.
     3. What do I do with my ProCentury stock certificates?
          Keep your ProCentury stock certificates in your possession until you receive a letter of transmittal from LaSalle Bank National Association, the Exchange Agent, which will outline the procedure for surrender of your ProCentury stock certificates. The letter of transmittal will be sent to you after the merger has become effective.
     4. My address has changed. What do I do?
          Cross out your old address and write your new address on the label on the front page of the Election Form.
     5. What if I lose the Election Form?
          You may call the Information Agent, The Altman Group, at (800) 499-6377 and ask for another Election Form to be mailed or faxed to you.
     6. Who can answer my questions?
          You should contact the Information Agent, The Altman Group, at (800) 499-6377.